SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS COMMUNICATIONS, INC.
(Name of Subject Company)

Cypress Communications, Inc.
(Name of Person Filing Statement)

Common Stock, Par Value $.001
(Title of Class of Securities)

232743203
(CUSIP Number of Class of Securities)

W. Frank Blount
Chairman and Chief Executive Officer
Fifteen Piedmont Center, Suite 100
Atlanta, Georgia 30305
(404) 869-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copy to:
W. Benjamin Barkley, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500

/X/       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

U.S. RealTel to Acquire Cypress Communications

Acquisition will extend U.S. RealTel’s existing site access rights expertise to providing communications services directly to end users.

Ft. Lauderdale, FL and Atlanta, GA – January 10, 2002/ U.S. RealTel, Inc. (OTCBB:USRT), a leading owner of worldwide telecommunications rights, and Cypress Communications, Inc. (NASDAQ:CYCO), an Atlanta based provider of in-building broadband communications services, today announced that they have entered into a definitive agreement providing for the acquisition of Cypress Communications by U.S. RealTel. Pursuant to the agreement, a subsidiary of U.S. RealTel, Inc. will promptly commence a cash tender offer for all outstanding shares of Cypress Communications at a price of $3.50 per share. Any shares not tendered in the offer will receive the same price in cash in a second step merger. Following the merger, Cypress Communications will become a wholly owned subsidiary of U.S. RealTel. Cypress Communications’ board of directors has approved the offer and recommends that shareholders tender their shares in the offer. The closing of the transaction, which is subject to 90% of the shares outstanding being tendered and not withdrawn as well as other customary and legal closing conditions, is expected to be completed by February 28, 2002. Several of Cypress Communications’ major shareholders have agreed to tender shares that, in aggregate, represent not less than 11% of the total number of shares outstanding. As of January 9, 2002, Cypress Communications has approximately 4.9 million shares outstanding. The Breckenridge Group, Inc. served as financial advisor to Cypress Communications on this transaction.

The acquisition of Cypress Communications will allow U.S. RealTel to concentrate its resources and expertise on providing premium communications services to more than 16,000 desktops of small and medium sized business customers in seven major metropolitan U.S. markets: Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles and Seattle. Cypress’ investment in telecommunications and broadband infrastructure will enable U.S. RealTel to provide bundled communications services to businesses located in multi-tenant office buildings in a manner that is both reliable and cost effective for its customers.

Upon completion of the transaction, Charles B. McNamee will be named CEO and Gregory P. McGraw will be named President and COO of the new U. S. RealTel subsidiary, which will be headquartered in Atlanta, GA.

"Charlie and Greg are experienced building-centric telecommunications executives, and I am confident in their ability to provide the necessary day-to-day leadership to ensure we are providing our customers high quality products and services," said Perry Ruda, chairman and CEO of U.S. RealTel, Inc. "The continued demand for high speed internet services, and the need for bundled communications services from experienced in-building service providers combined with the strength and experience of our leadership team positions U.S. RealTel for success," Mr. Ruda added.

"U.S. RealTel and Cypress Communications share a common vision for providing reliable broadband communications solutions to our customers," said W. Frank Blount, Chairman and CEO of Cypress Communications. "As a highly recognized and respected name in commercial real estate site access and usage rights, U.S. RealTel has proven itself as an innovative and reliable service provider. We are confident that they will be able to provide seamless and continuous high quality telecommunications services using our state-of-the-art fiber optic and copper riser infrastructure," he concluded.

Mr. Blount announced his intention to retire upon completion of the transaction. Prior to this transaction, Cypress Communications’ Executive Vice President, Ward C. Bourdeaux, Jr., and Vice Chairman, R. Stanley Allen, resigned as officers of the company. Mr. Bourdeaux and Mr. Allen will remain directors of the company until the transaction is finally consummated.

Additional Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Cypress Communications, Inc. At the time the tender offer is commenced, U.S. RealTel will file a Tender Offer Statement and Cypress Communications will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of Cypress Communications, at no expense to them. In addition, U.S. RealTel and Cypress Communications each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by them at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, NY and Chicago, IL. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC’s website at www.sec.gov.

Forward Looking Information

Except for the historical information contained herein, certain statements contained in this press release regarding the proposed merger are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks and uncertainties which may cause actual results, performance or achievements to be materially different from any future results performance or achievements express or implied by these forward-looking statements.

About Cypress Communications

Cypress Communications provides comprehensive broadband solutions to businesses located in commercial office buildings in major metropolitan markets throughout the United States. The Company offers a fully integrated, customized communications package that typically includes high-speed, fiber-optic Internet connectivity, e-mail services, Web hosting services, remote access connectivity, local and long distance voice services with advanced calling features, and feature rich digital telephone systems and digital satellite business television.

About U.S. RealTel

U.S. RealTel is an innovator and owner of Telecommunication Rights worldwide. Telecommunication Rights are real estate site access and usage rights, which US RealTel assembles into property portfolios. These portfolios have enabled telecommunications companies to access properties in major urban areas for in-building service and antenna sites. At the end of 1999 the Company sold its U.S. assets in order to devote efforts toward international expansion and other strategic domestic acquisitions of telecommunications companies.

Further Information

U.S. RealTel, Inc.	Cypress Communications, Inc.
Mr. Perry Ruda, Chairman and CEO	Manda Hunt, Corporate Communications
Tel. +1.954.462.0449	Tel. +1.404.442.0301
perry@usrealtel.com	mhunt@cypresscom.net

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